[WLRK LETTERHEAD]

April 10, 2015

VIA E-MAIL AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Registration Statement on Form S-4
Filed March 23, 2015
File No. 333-202921

Pharmacyclics, Inc.
Schedule TO-T, as amended
Filed March 23 and March 30, 2015 by AbbVie Inc.
File No. 005-46749

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 1, 2015 with respect to the filings referenced above.

This letter, Amendment No. 1 (the “Amended S-4”) to the Registration Statement on Form S-4 (File No. 333-202921) (the “Registration Statement”) and Amendment No. 2 (the “Amended Schedule TO”) to the Schedule TO-T (File No. 005-46749) (the “Schedule TO”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are enclosing a copy of the Amended S-4 marked to indicate changes from the version of the Registration Statement filed on March 23, 2015 and a copy of the Amended Schedule TO.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Capitalized terms used but not defined herein have the meanings specified in the Amended S-4 and the Amended Schedule TO, as applicable. All page references in the responses refer to pages of the Amended S-4 and the Amended Schedule TO, as applicable.

Schedule TO

Item 10. Financial Statements, page 3

1.                                      It appears that the Prospectus/Offer to Exchange, as distinguished from the Schedule TO, includes summarized financial information pursuant to Item 1010(c) of Regulation M-A. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1010(a)(1) and (2) of Regulation M-A.  See Instructions 3 and 6 to Item 10 of Schedule TO.

Response:  The Schedule TO has been revised in response to the Staff’s comment.

Prospectus/Offer to Exchange

General

2.                                      We note that you have incorporated by reference the Form 10-K filed by Pharmacyclics, Inc. for the fiscal year ended December 31, 2014 and that the Form 10-K incorporates Part III information by reference to the Company’s definitive proxy statement that has not yet been filed.  Please be advised that we cannot accelerate the effective date of your registration statement until Pharmacyclics, Inc. files the information required by Part III of Form 10-K.

Response:  The Company acknowledges the Staff’s comment.

3.                                      Please advise how the current formula pricing for the stock portion of the consideration is consistent with the no-action relief granted in Lazard (Aug. 11, 1995).  Include in your response a discussion of the features noted in the Lazard letter and whether such features are present in the Offer, including the timely issuance of a press release containing relevant pricing information and the availability of a toll-free number providing investors with both preliminary pricing information through the entire period that the Offer is open and final pricing information starting on the second trading day prior to the date of expiration of the Offer.  Please also revise the Prospectus/Offer to Exchange to include disclosure of these features, to the extent applicable.

Response:  The Company respectfully submits that the current formula pricing for the stock portion of the consideration is consistent with the no-action relief granted in the Lazard letter.

First, the formula that will be used to calculate the exchange ratio and the number of shares of common stock payable as stock consideration is fixed, and will remain constant throughout the duration of the offer.  The use of this formula results in the payment of consideration with a fixed value per share of Pharmacyclics common stock, in an amount that was disclosed to Pharmacyclics stockholders at the commencement of the offer.  The type and amount of consideration being offered is fixed. If any changes are made to either the formula used to calculate the exchange ratio or to the value per share offered in the transaction, the Company intends to comply with all applicable tender offer rules regarding duration of the offer and dissemination of the revised information to

Pharmacyclics stockholders.  The amount of securities being sought (all outstanding shares of Pharmacyclics common stock) is also fixed.

The AbbVie common stock that will constitute the stock consideration is listed on the New York Stock Exchange and Pharmacyclics common stock is listed on the NASDAQ Capital market, thereby providing Pharmacyclics stockholders with  readily observable trading prices throughout the duration of the offer.

The final exchange ratio will be determined two full trading days prior to the expiration of the offer, allowing holders of Pharmacyclics common stock time to tender their shares or withdraw previously tendered shares based on such final information.  In order to disseminate such information, AbbVie has committed (on the inside cover and page vi of the Amended S-4) to issue a press release publishing the exchange ratio by no later than 9:00 a.m., New York City time, on the morning after the exchange ratio has been calculated (the trading day prior to the final expiration date), and to continue to comply with this requirement for any extension of the offer.

AbbVie has provided Pharmacyclics stockholders with a toll-free number to contact Georgeson Inc., the information agent for the offer.  In response to the Staff’s comment, the Amended S-4 has been revised to specifically inform Pharmacyclics stockholders that they may contact Georgeson for indicative pricing information at any point during the offer and for final pricing information once the final exchange ratio has been announced (after which time two full trading days will remain prior to the expiration of the offer).  Please see pages xii and 1 of the Amended S-4.

4.                                      Please advise how AbbVie intends to comply with Exchange Act Rule 14d-4(d) with respect to all disclosure added or revised in response to the Staff’s comments, including the financial information discussed in the following two comments.

Response:  As previously discussed with the Staff, the Company intends to comply with Rule 14d-4(d) with respect to the disclosure added or revised in response to the Staff’s comment by filing the Amended S-4 and the Amended Schedule TO via EDGAR, and making both filings available on the Company’s website.  The Company respectfully submits that making such information immediately available on the Internet is the most efficient and effective way to promptly disseminate the additional disclosure materials to the Pharmacyclics stockholders.  Given that (1) the additional disclosure in response to the Staff’s comments are not extensive, (2) the Amended S-4 and the Amended Schedule TO will be filed more than five business days prior to the expiration of the offer and (3) the Company has already mailed a hard copy of the preliminary prospectus/offer to exchange, dated March 23, 2015, to the Pharmacyclics stockholders, the Company submits that the filing on EDGAR and the posting of the Amended S-4 and Amended Schedule TO on the Company’s website is dissemination in a manner reasonably calculated to inform security holders as required and with adequate time for security holders to absorb the amended content.  The Company confirms that the initial materials were disseminated to Pharmacyclics stockholders through a mailing by the Company using lists provided by Pharmacyclics, and that the Company has not elected to require Pharmacyclics as the subject company to disseminate amendments disclosing material changes pursuant to Exchange Act Rule 14d-5.

Selected Historical Consolidated Financial Data of AbbVie, page 8

5.                                      Refer to comment 1 above.  Please disclose all of the information required by Item 1010(c)(1) of Regulation M-A, to the extent applicable.  Please also revise to provide the disclosure required by Item 1010(c)(3) and (4) of Regulation M-A for the periods specified.  See Instruction 6 to Item 10 of Schedule TO.  Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:  Pages 9 through 11 of the Amended S-4 have been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 94

6.                                      Please revise to include pro forma data for the summarized financial information specified in paragraphs (c)(4) and (c)(5) of Regulation M-A or advise us why you believe such information is not material.  Refer to Item 1010(c)(6) of Regulation M-A.

Response: Page 11 of the Amended S-4 has been revised in response to the Staff’s comment.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or David C. Karp at (212) 403-1327.

Very truly yours,

/s/ David K. Lam

David K. Lam
Enclosures

cc:	Laura J. Schumacher (AbbVie Inc.)
Lara M. Levitan (AbbVie Inc.)
Elaine Stracker (Pharmacyclics, Inc.)
Robert T. Ishii (Wilson Sonsini Goodrich & Rosati)
Denny Kwon (Wilson Sonsini Goodrich & Rosati)